UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer



EARNINGS RELEASE

4Q19/2019

Investor Relations | March 25, 2020

Earnings Release	March 25, 2020
Conference Call in English	March 26, 2020 10:00 a.m. (Brasília) / 9:00 a.m. (NY) / 1:00 p.m. (UK) Webcast: click here Telephone: US: +1 (646) 843 6054 | +55 (11) 2188 -0155 Code: Oi Replay available until 4/2/2020: +55 (11) 2188-0400 Replay code: Oi
Conference Call in Portuguese SIMULTANEOUS TRANSLATION	March 26, 2020 10:00 a.m. (Brasília) / 9:00 a.m. (NY) / 1:00 p.m. (UK) Webcast: click here Telephone: +55 (11) 2188-0155 | +1 646 843 6054 Code: Oi Replay available until 4/2/2020: +55 (11) 2188-0400 Replay code: Oi

Consolidated Information and Results (Unaudited)

This report presents the operating and financial performance of Oi S.A. – under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") – and its subsidiaries for the fourth quarter and full year of 2019.

HIGHLIGHTS OF BRAZILIAN OPERATIONS

MOBILE

- **31%** market share of net adds in the postpaid segment in 2019.
- **15%** of annual growth in postpaid revenues.

FTTH

- **4.6** million homes passed (HPs) at the end of 2019.
- **675** thousand homes connected (HCs) in December.

B2B

- **70%** annual growth in IT revenues.

WHOLESALE

- **62%** share of unregulated revenues in total Wholesale revenues.

COPPER

- **R$ 1.0** billion in estimated cost reductions, with the implementation of the de-averaging strategy.

Summary

Table 1 – Highlights

in R$ million or otherwise stated	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY
Oi S.A. Consolidated								
Total Net Revenues	**4.914**	**5.365**	**5.001**	**-8,4%**	**-1,8%**	**20.136**	**22.060**	**-8,7%**
Routine EBITDA	**1.016**	**1.257**	**979**	**-19,1%**	**3,8%**	**4.464**	**5.851**	**-23,7%**
Routine EBITDA Margin (%)	20,7%	23,4%	19,6%	-2,7 p.p.	1,1 p.p.	22,2%	26,5%	-4,4 p.p.
Routine EBITDA - IFRS16	**1.414**	**n.a.**	**1.374**	**n.a.**	**2,9%**	**6.015**	**n.a.**	**n.a.**
Routine EBITDA Margin (%) - IFRS16	28,8%	n.a.	27,5%	n.a.	1,3 p.p.	29,9%	n.a.	n.a.
Net Income (Loss) attributable to owners of the Company	-2.263	-3.359	-6.747	-32,6%	n.m.	-9.000	24.591	n.m.
Net Debt	15.927	11.826	14.713	34,7%	8,2%	15.927	11.826	34,7%
Available Cash	2.300	4.624	3.192	-50,3%	-28,0%	2.300	4.624	-50,3%
CAPEX	1.991	2.091	2.065	-4,8%	-3,6%	7.842	6.112	28,3%

in R$ million or otherwise stated	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY
BRAZIL								
Revenue Generating Units - ('000)	**53.428**	**57.147**	**55.191**	**-6,5%**	**-3,2%**	**53.428**	**57.147**	**-6,5%**
Residential	12.659	14.746	13.532	-14,2%	-6,5%	12.659	14.746	-14,2%
Personal Mobility	34.006	35.033	34.703	-2,9%	-2,0%	34.006	35.033	-2,9%
B2B	6.591	6.727	6.702	-2,0%	-1,7%	6.591	6.727	-2,0%
Public Telephones	172	640	254	-73,1%	-32,3%	172	640	-73,1%
Total Net Revenues	**4.862**	**5.317**	**4.955**	**-8,6%**	**-1,9%**	**19.949**	**21.860**	**-8,7%**
Net Service Revenues[1]	**4.828**	**5.253**	**4.917**	**-8,1%**	**-1,8%**	**19.787**	**21.663**	**-8,7%**
Residential	1.724	2.003	1.803	-13,9%	-4,4%	7.264	8.402	-13,5%
Personal Mobility	1.743	1.766	1.726	-1,3%	1,0%	6.859	7.056	-2,8%
Customer [2]	1.678	1.664	1.667	0,8%	0,6%	6.602	6.608	-0,1%
B2B	1.333	1.432	1.357	-7,0%	-1,8%	5.524	5.978	-7,6%
Net Customer Revenues[2]	**4.719**	**5.083**	**4.823**	**-7,2%**	**-2,2%**	**19.361**	**20.967**	**-7,7%**
Routine EBITDA	**1.056**	**1.287**	**1.008**	**-17,9%**	**4,8%**	**4.510**	**5.863**	**-23,1%**
Routine EBITDA Margin (%)	21,7%	24,2%	20,3%	-2,5 p.p.	1,4 p.p.	22,6%	26,8%	-4,2 p.p.
CAPEX	1.979	2.085	2.060	-5,1%	-4,0%	7.813	6.078	28,6%
Routine EBITDA - CAPEX	-922	-798	-1.053	15,6%	-12,4%	-3.303	-215	1438,1%

(1) Excludes handset revenues.
(2) Excludes handset and network usage revenues.

IFRS 16 - Leases

As of January 1, 2019, the Company began adopting the IFRS 16 standards that came into effect then. The standard sets forth the principles for the recognition, measurement, presentation and disclosure of leases and requires tenants to account for all leases under a single model in the balance sheet.

For comparison purposes, we excluded the effects of this standard in the sections of this document and highlighted all the effects of the adoption of the IFRS 16 in Tables 17 and 18 at the end of this document.

Net Revenues

Table 2 – Breakdown of Net Revenues

	Quarter					12 months			Weight %	
R$ million	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY	4Q19	4Q18
Consolidated Total Net Revenues	**4.914**	**5.365**	**5.001**	**-8,4%**	**-1,8%**	**20.136**	**22.060**	**-8,7%**	**100%**	**100%**
Brazil	**4.862**	**5.317**	**4.955**	**-8,6%**	**-1,9%**	**19.949**	**21.860**	**-8,7%**	**99,0%**	**99,1%**
Residential	**1.724**	**2.003**	**1.803**	-13,9%	-4,4%	**7.264**	**8.402**	-13,5%	**35,1%**	**37,3%**
Personal Mobility	**1.777**	**1.829**	**1.763**	-2,8%	0,8%	**7.017**	**7.250**	-3,2%	**36,2%**	**34,1%**
Service	1.743	1.766	1.726	-1,3%	1,0%	6.859	7.056	-2,8%	35,5%	32,9%
Customer	1.678	1.664	1.667	0,8%	0,6%	6.602	6.608	-0,1%	34,1%	31,0%
Network Usage	65	103	59	-36,4%	11,6%	257	448	-42,6%	1,3%	1,9%
Sales of handsets, SIM cards and others	34	62	37	-45,4%	-8,9%	158	195	-18,7%	0,7%	1,2%
B2B	**1.333**	**1.434**	**1.357**	-7,0%	-1,8%	**5.528**	**5.981**	-7,6%	**27,1%**	**26,7%**
Other services	**28**	**52**	**32**	**-45,1%**	**-10,2%**	**140**	**227**	**-38,3%**	**0,6%**	**1,0%**
International Operations	**51**	**48**	**46**	**6,9%**	**10,9%**	**187**	**200**	**-6,7%**	**1,0%**	**0,9%**
Brazil										
Net Service Revenues	4.828	5.253	4.917	-8,1%	-1,8%	19.787	21.663	-8,7%	98,3%	97,9%
Net Customer Revenues	4.719	5.083	4.823	-7,2%	-2,2%	19.361	20.967	-7,7%	96,0%	94,7%

Consolidated net revenues totaled R$ 4,914 million in 4Q19, down 8.4% from 4Q18 and 1.8% lower than in the previous quarter. Net revenues from Brazilian operations ("Brazil") came to R$ 4,862 million in 4Q19 (-8.6% y.o.y. and -1.9% q.o.q.), while net revenues from international operations (Africa and East Timor) totaled R$ 51 million (+6.9% y.o.y. and +10.9% q.o.q.).

In 2019, consolidated net revenues totaled R$ 20,136 million, 8.7% down from 2018. Net revenues from Brazilian operations amounted to R$ 19,949 million in 2019, 8.7% less than in 2018, while net revenues from international operations stood at R$ 187 million in 2019, 6.7% down from 2018.

BRAZIL

In 4Q19, net revenues from Brazilian operations stood at R$ 4,862 million, 8.6% lower than in 4Q18. The exposure to copper services in the Residential and B2B segments and the continuous decline in voice traffic are the main factors that contributed to this result. On the other hand, this decline was partially offset by the fast increase in FTTH revenues in the Residential segment, IT revenues in the Corporate segment and data revenues in the Personal Mobility segment, driven by substantial growth in the postpaid business.

Compared with 3Q19, net revenues fell 1.9%, affected by the same factors that impacted the annual comparison. Exposure to declining revenues in the fixed voice, copper broadband and prepaid businesses, partially offset by expansion in services with rising revenues, such as fiber and postpaid.

Total net service revenues, which exclude revenues from handset sales, stood at R$ 4,828 million in 4Q19 (-8.1% y.o.y. and -1.8% q.o.q.). Total net customer revenues, which exclude network usage and handset revenues, came to R$ 4,719 million in the period (-7.2% y.o.y. and -2.2% q.o.q.).

Residential

Table 3 – Net Revenues, RGUs and ARPU of the Residential segment

	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY
Residential								
Net Revenues (R$ million)	**1.724**	**2.003**	**1.803**	**-13.9%**	**-4.4%**	**7.264**	**8.402**	**-13.5%**
Cooper Voice	732	988	786	-25,9%	-7,0%	3.271	4.222	-22,5%
Cooper Broadband	449	566	500	-20,6%	-10,1%	2.014	2.401	-16,1%
DTH TV	419	433	438	-3,3%	-4,3%	1.714	1.736	-1,3%
Fiber	124	15	78	703,7%	57,5%	266	43	515,1%
Revenue Generating Units (RGU) - ('000)	**12.659**	**14.746**	**13.532**	**-14,2%**	**-6,5%**	**12.659**	**14.746**	**-14,2%**
Fixed Line in Service	7.005	8.276	7.480	-15,4%	-6,3%	7.005	8.276	-15,4%
Fixed Broadband	4.202	4.883	4.531	-13,9%	-7,3%	4.202	4.883	-13,9%
Pay TV	1.451	1.587	1.522	-8,6%	-4,6%	1.451	1.587	-8,6%
ARPU Residential (R$)	**79,9**	**79,6**	**79,2**	**0,4%**	**0,8%**	**78,8**	**80,0**	**-1,4%**

Net revenues from the Residential segment totaled R$ 1,724 million in 4Q19 (-13.9% y.o.y. and -4.4% q.o.q.). The acceleration was due to the Company's initiative to proactively reduce incentives for the sale of copper services, combined with the natural downward trend of these revenues. The Company Strategy is to direct efforts and investments to the execution of the Fiber Expansion Plan that continues to be the main driver of the structural reversal of the downward trajectory of Residential revenues.

In the quarter, the Company continued to accelerate investments in fiber in order to deliver high-speed broadband to our customers' homes and provide a better experience, pursuing the strategy designed to increase profitability in the segment. The fiber (FTTH) expansion project continues to present consistent results. The sales mix was approximately 80% fiber and 20% copper. The Company reached 4.6 million homes passed and 675 thousand homes connected at the end of 4Q19.

In 2019, net revenues totaled R$ 7,264 million, 13.5% lower than in 2018, mainly due to a continuous reduction in demand for voice and copper broadband services, following the natural market trend.

The Company closed the period with 12,659 thousand RGUs in the Residential segment (-14.2% y.o.y. and -6.5% q.o.q.). This decline accelerated last quarter due to a change in the profile of involuntary disconnections, with a reduction in the disconnection threshold from 120 to 90 days overdue.

Residential ARPU

Residential ARPU was R$ 79.9 in 4Q19, an increase of 0.4% over the same period last year. The quarterly variation was also positive at 0.8%, driven by growth in the Fiber broadband and pay TV ARPU in the period.

Fixed Line

Oi closed 4Q19 with 7,005 thousand fixed line customers in the Residential segment (-15.4% y.o.y. and -6.3% q.o.q.). In the fixed line business, we see a continued decline in demand for fixed line services, which are increasingly being replaced by mobile services, especially data services. As a result, fixed line ARPU, considering interconnection revenues, fell 7.6% year on year.

The Company has been reducing its focus on copper, both in voice and broadband, and prioritizing investments in the fiber project, which has greater potential to create value for the Company. With this strategy, revenues from legacy products continue to be under great pressure.

Broadband

Oi ended 4Q19 with 4,202 thousand fixed broadband RGUs in the Residential segment (-13.9% y.o.y. and -7.3% q.o.q.).

The intense competition from regional players that offer broadband services in small towns outside major urban centers continues to be the main obstacle to broadband growth.

Most of the Company's current broadband base is composed of copper accesses (VDSL and ADSL). As mentioned earlier, the Company has been reducing proactive sales of the copper portfolio and intensifying expansion and sales efforts focused on FTTH, accelerating the expansion and migration of customers to fiber, main driver for the resumption of growth, based on Oi's infrastructure advantage.

FIBER

In 4Q19, the Company continued to accelerate investments in fiber expansion, closing the quarter with 4.6 million homes passed with fiber (HPs), 1,014 thousand of which built in the fourth quarter of 2019. As a result, the Company reached the goal of its strategic plan for 2019 and intends to reach 16 million homes passed by the end of 2021.

Oi closed 4Q19 with around 675 thousand homes connected (HCs) to fiber and a take-up rate of 14.7%. Oi Fibra was present in 86 municipalities at the end of 4Q19 and 110 municipalities at the end of February 2020.The Company reached 5.3 million HPs and over 849 thousand HCs in February, increasing the take-up rate to 16.1%. Also, with the strategy of accelerating FTTH sales, Oi continues to sell IPTV via fiber.

The strategy of focusing resources on Fibra has proved to be effective. Revenues from fiber recorded an average monthly growth rate of 20% in 2019, helping partially offset the natural decline in revenues from copper and pay TV services.

Even with a smaller base, the annual growth in fiber broadband revenue almost compensated the falling in the copper broadband revenue in 4Q19.

The Company's strategic focus is to leverage its indisputable leadership in fiber and infrastructure, maximizing value in all business segments. Oi currently has over 376 thousand kilometers of fiber in the country.

Oi Pay TV

The Residential pay TV (DTH) base fell 8.5% from 4Q18 and 4.6% from 3Q19, totaling 1,451 thousand RGUs at the end of 4Q19.

PayTV net disconnections were 136 thousand RGUs compared with 4Q18 and 70 thousand RGUs compared with 3Q19. Oi TV's penetration in households with an Oi fixed line reached 20.7% in 4Q19 (+1.5 p.p. y.o.y. and +0.4 p.p. q.o.q.). Pay TV ARPU rose 5.5% over 4Q18 and 0.7% over 3Q19.

In 4Q19, Pay TV net revenues fell 3.3% from 4Q18 and 4.3% from 3Q19. In 2019, pay TV net revenues dropped 1.3% from 2018. This result reflected the Company's strategy of allocating more resources to accelerating investments in fiber, as mentioned earlier, including the fiber IPTV services.

Personal Mobility

Table 4 – Net Revenues and RGUs of the Personal Mobility segment

	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY
Personal Mobility								
Net Revenues (R$ million)	**1.777**	**1.829**	**1.763**	**-2,8%**	**0,8%**	**7.017**	**7.260**	**-3,2%**
Service	1.743	1.766	1.726	-1,3%	1,0%	6.859	7.056	-2,8%
Customer [1]	1.678	1.664	1.667	0,8%	0,6%	6.602	6.608	-0,1%
Prepaid	760	860	760	-11,7%	-0,1%	3.073	3.448	-10,9%
Postpaid	907	791	891	14,6%	1,8%	3.477	3.096	12,3%
Other	11	12	16	-10,3%	-29,5%	52	64	-18,8%
Network Usage	65	103	59	-36,4%	11,6%	257	448	-42,6%
Sales of handsets, SIM cards and others	34	62	37	-45,4%	-8,9%	158	195	-18,7%
Revenue Generating Units (RGU) - ('000)	**34.006**	**35.033**	**34.703**	**-2,9%**	**-2,0%**	**34.006**	**35.033**	**-2,9%**
Prepaid Plans	24.479	27.293	25.670	-10,3%	-4,6%	24.479	27.293	-10,3%
Postpaid Plans [2]	9.527	7.741	9.032	23,1%	5,5%	9.527	7.741	23,1%

(1) Excludes handset and network usage revenues.

(2) Includes postpaid plans, *Oi Controle*, bundled mobile services and 3G (mini-modem).

Personal Mobility net revenues totaled R$ 1,777 million in 4Q19 (0.8% y.o.y.), mainly due to growth in the postpaid customer base, driven by simpler and more assertive regional offers and migration of prepaid customers. Compared with 4Q18, mobile revenues declined 2.8%, reflecting the lower interconnection tariffs and a reduction in the prepaid segment during the year, partially compensated by the growth in data and postpaid mobile revenue. In 2019, Personal Mobility net revenues fell 3.2% from 2018, due to the same impacts mentioned earlier.

The prepaid segment continued to follow the downward market trend, impacted by the slow economic recovery, high unemployment rates, lower interconnection tariffs and migration from voice to data. In addition, the Company has been intensifying the migration of prepaid customers to more attractive postpaid offers with higher ARPU, which contributed to reduce the number of prepaid users. As a result, the postpaid customer base grew 23.1% over 4Q18 and 5.5% over 3Q19.

The positive performance of postpaid products was not only due to the strategy of converting prepaid customers but also due to Oi's new offering portfolio, which is simpler and more aligned with the market trend of migration from voice to data services. The launch of the new portfolio was supported by continued investments in 4G and 4.5G, which increased the network's traffic capacity, leading to improve usage performance and, consequently, a substantial improvement in the customer experience.

Customer revenues, which exclude interconnection and handset revenues, totaled R$ 1,678 million in 4Q19 (+0.8 y.o.y. and +0.6% q.o.q.). In the same period, data revenues came to R$ 1,445 million, (+8.0%y.o.y and +2.9% q.o.q.), accounting for 86.1% of total customer revenues in the quarter.

Network usage revenues totaled R$ 65 million in 4Q19 (-36.4% y.o.y. and +11.6% q.o.q.). The annual comparison was impacted by a decline in MTR tariffs. Handset revenues totaled R$ 34 million, a decline of R$ 28 million from 4Q18 and R$ 3 million from 3Q19.

Oi closed 4Q19 with 34,006 thousand RGUs in Personal Mobility, falling 2.9% from 4Q18, with 1,027 thousand net disconnections, resulting from 2,814 thousand disconnections in the prepaid segment mitigated by 1,787 thousand additions in the postpaid segment. Compared with 3Q19, the prepaid segment declined 4.6% and the postpaid segment grew 5.5%.

Oi's total mobile customer base (Personal Mobility + B2B) totaled 36,786 thousand RGUs in 4Q19, 2,780 thousand of which in the B2B segment.

Prepaid

The prepaid customer base closed 4Q19 with 24,479 thousand RGUs, down 10.3% from 4Q18, mainly due to (i) the policy of disconnection inactive customers; (ii) customers migration from the prepaid to the postpaid segment; and (iii) the SIM cards' consolidation trend.

Recharge volume decreased 5.2% from 4Q18, but increased 2.5% over 3Q19. The number of customers making recharges fell 1.2% from 3Q19 and 10.1% from 4Q18, mainly due to (i) a decline in the prepaid market and (ii) high unemployment rate, which has a direct impact on prepaid revenues.

The impact on revenues, including long distance revenues, was a decrease of 11.7% year on year, with no effect in the sequential comparison. Prepaid ARPU dropped 3.0% from 4Q18, but increased 2.1% over 3Q19.

Postpaid

Oi closed the quarter with 9,527 thousand RGUs in the postpaid segment (+23.1% y.o.y. and +5.5% q.o.q.) due to the strategy to migrate prepaid customers to postpaid plans and more competitive offerings. Gross adds grew 24.7% over 4Q18, but fell 3.5% from 3Q19, resulting in the net addition of 1,787 thousand RGUs over 4Q18 and 495 thousand RGUs over 3Q19. Oi's market share of net adds also picked up pace, reaching 31% in 2019, according to data disclosed by Anatel. The segment accounted for 28% of the total Personal Mobility base.

The positive physical results were reflected in revenues (including long-distance revenues), which climbed 14.6% over 4Q18 and 1.8% over 3Q19. In 2019, the positive impacts were also seen. Net revenues from postpaid customers totaled R$ 3,477 million at the end of 2019 (+12.3% y.o.y.).

Regional offerings, simplification, innovation, more aggressive sales and the refarming of the 1.8 GHz frequency range for 4G and 4.5G were the main drivers enabling the positive results of the postpaid segment, in addition to the strategy of accelerating the migration of customers from the prepaid to the postpaid segment.

2G, 3G, 4G and 4.5G Coverage

Oi's 2G coverage reached 3,497 municipalities (93% of the country's urban population) in 4Q19, while 3G coverage reached 1,645 municipalities, or 82% of the Brazilian urban population.

At the end of 2019, 4G coverage reached 1,018 municipalities (+13% y.o.y.), or 75% of Brazil's urban population, 1 p.p. more than in 2018. In addition, 4.5G coverage reached 44 municipalities, serving around 13% of the urban population.

Oi has been working in partnership with other operators to share the network in order to maximize investments and reduce costs, while working to consistently improve the quality of services and customer experience.

Mobile ARPU

Mobile ARPU stood at R$ 16.6 in 4Q19 (+0.6% y.o.y. and +1.4% q.o.q.). Excluding MTR revenues, mobile ARPU increased 2.9% over 4Q18 and 1.0% over 3Q19.

B2B

Table 5 – Net Revenues and RGUs of the B2B segment

	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY
B2B								
Net Revenues (R$ million)	**1.333**	**1.434**	**1.357**	**-7.0%**	**-1.8%**	**5.528**	**5.981**	**-7.6%**
Corporate	783	667	777	17,3%	0,8%	3.122	3.015	3,6%
SME's	304	409	337	-25,6%	-9,8%	1.406	1.730	-18,7%
Wholesale	246	358	244	-31,2%	0,9%	1.000	1.238	-19,1%
Revenue Generating Units (RGU) - ('000)	**6.591**	**6.727**	**6.702**	**-2,0%**	**-1,7%**	**6.591**	**6.727**	**-2,0%**
Fixed	3.307	3.514	3.359	-5,9%	-1,5%	3.307	3.514	-5,9%
Broadband	487	530	502	-8,1%	-3,1%	487	530	-8,1%
Mobile [1]	2.780	2.670	2.825	4,1%	-1,6%	2.780	2.670	4,1%
Pay TV	17	14	16	23,3%	7,1%	17	14	23,3%

(1) Includes postpaid plans, *Oi Controle*, bundled mobile services and 3G (mini-modem).

Net revenues in the B2B segment amounted to R$ 5,528 million in 2019, 7.6% lower than in 2018. This reduction was mainly due to a decline in voice traffic, a market-wide trend, and the cut in the regulated fixed-to-mobile (VC) and interconnection (MTR) tariffs. In 4Q19, net revenues declined 7.0% from 4Q18 and 1.8% from 3Q19. The slower economic recovery is one of the factors that has been holding back the recovery in the segment, especially in medium enterprises.

The Company closed 4Q19 with 6,591 thousand RGUs in the segment (-2.0% y.o.y. and -1.7% q.o.q.). Despite the decline in total additions, Oi closed the year with growth of 4.1% in the mobile base and 23.3% in the pay-TV base.

Corporate / SMEs

Corporate net revenues totaled R$ 783 million in 4Q19, up 17.3% over 4Q18 and in line with 3Q19. Corporate RGUs continued to follow an upward trajectory, increasing the customer base by 8.2% compared with the close of 2018. In 2019, Corporate net revenues came to R$ 3,122 million, 3.6% higher than in 2018.

The good result was due to the change in the Company's positioning in the segment towards acting as an IT solutions integrator, improving the revenue mix and meeting growing demand for corporate projects. As a result, net revenues from the product rose 69.6% over 4Q18 and 4.8% over 3Q19. In 2019, IT net revenues grew 41.4% over 2018.

In the SME segment, the Company has been adopting the Corporate strategy for medium enterprises and the B2C strategy for small enterprises, given their market similarities. Oi continues to market regional offerings and intensify its commercial actions together with the "Network Reuse" approach for FTTH.

Wholesale

In the Wholesale segment, net revenues totaled R$ 246 million in 4Q19, (-31.2% y.o.y., +0.9% q.o.q.) due to the agreement with Vivo in 4Q18 for the settlement of outstanding payments in the amount of R$ 84.9 million. Unregulated revenues accounted for 67.7% of total Wholesale revenues due to the strategy of tapping the maximum potential of the unregulated market to enhance the leadership in infrastructure. In 2019, unregulated revenues totaled R$ 683 million, accounting for 68.8% of total wholesale revenues.

The Wholesale segment is seeking to expand opportunities by investing in last-mile and on-site fiber, taking advantage of the Company's extensive and non-replicable infrastructure and capturing opportunities related to fiber expansion and network preparation for 5G.

The Company aims to be the main national provider of transmission and transportation network and facilitator of the 5G infrastructure in Brazil, capturing enormous value potential in the wholesale market. Fiber capillarity also drives the repositioning of the Corporate segment, which will provide integrated telecom and ICT solutions in order to continue capturing a larger share of this growing market.

Operating Costs and Expenses

Table 6 – Breakdown of Routine Operating Costs and Expenses

R$ million	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY
Routine Operating Costs and Expenses								
Brazil	**3.806**	**4.030**	**3.947**	**-5.6%**	**-3.6%**	**15.439**	**15.997**	**-3.5%**
Personnel	699	710	606	-1,6%	15,6%	2.488	2.564	-2,6%
Interconnection	135	161	109	-16.1%	23.9%	484	654	-26.0%
Third-Party Services	1.480	1.494	1.497	-0,9%	-1,1%	5.968	5.834	2,1%
Network Maintenance Service	232	266	251	-13.0%	-7.6%	1.013	1.103	-8.2%
Handset Costs/Other (COGS)	34	72	34	-52,0%	1,4%	159	186	-14,0%
Marketing	162	143	148	13.0%	9.8%	494	380	30.2%
Rent and Insurance	959	1.009	1.071	-5,0%	-10,5%	4.120	4.194	-1,8%
Provision for Contingencies	30	35	72	-12.6%	-58,1%	216	202	7,1%
Provision for Bad Debt	61	131	180	-53,5%	-81,7%	488	690	-29,2%
Taxes and Other Expenses (Revenues)	13	8	1	52.9%	793.5%	18	201	-90.9%
International Operations	**91**	**78**	**75**	**16,7%**	**22,1%**	**233**	**212**	**9,9%**
Routine OPEX	**3.897**	**4.108**	**4.022**	**-5,1%**	**-3,1%**	**15.672**	**16.209**	**-3,3%**
IFRS 16 Effects	**-398**	**0**	-395	-	-	-1.551	**0**	-
Routine OPEX (Ajusted)	**3.499**	**4.108**	**3.627**	**-14.8%**	**-3.5%**	**14.122**	**16.209**	**-12.9%**

In 4Q19, Routine consolidated Opex, including international operations, totaled R$ 3,897 million (-5.1% y.o.y. and -3.1% q.o.q.).

Routine Opex from Brazilian operations amounted to R$ 3,806 million in 4Q19 (-5.6% y.o.y. and -3.6% q.o.q.). Considering inflation (IPCA) of 4.31% in the last 12 months, this result corresponded to a decrease of 9.46% in real terms compared with 4Q18.

As part of its strategic plan, the Company has been working on five macro fronts to reduce costs and simplify operations: (i) Sales, Marketing and Service; (ii) Processes and Organization; (iii) Business Support; (iv) IT; and

(v) Network and Field Operations. The actions resulting from the work on these fronts began to be implemented throughout this year, and the financial impacts should be more relevant from 2020 onwards.

Personnel

Personnel expenses totaled R$ 699 million in 4Q19 (-1.6% y.o.y. and +15.6% q.o.q.). The sequential increase was mainly due to provisions for the payment of salaries, charges and benefits, as well as variable compensation related to the achievement of operational, financial and quality targets in 2019.

In 2019, personnel costs and expenses in Brazilian operations totaled R$ 2,488 million, 2.6% less than in 2018.

Interconnection

Interconnection costs in Brazilian operations amounted to R$ 135 million in 4Q19, down 16.1% from 4Q18, mainly due to a reduction in regulated tariffs, and up 23.9% over 3Q19, mainly due to payments to other operators to settle outstanding amounts in the fourth quarter.

Third-party Services

Despite the intensification of the Company's commercial activity, costs and expenses related to third-party services remained in line with 4Q18 (-0.9%) and 3Q19 (-1.1%), closing 4Q19 at R$ 1,480 million. Content Acquisition, Customer Relations, Billing, Sales, Electricity and General Expenses are recorded in this line. The result reflects the intensification of digitalization, productivity and quality initiatives in the pursuit of greater efficiency.

Network Maintenance Services

Network maintenance service costs and expenses in Brazilian operations totaled R$ 232 million in 4Q19, 13.0% lower than in 4Q18. This decline was mainly due to initiatives to increase operational efficiency of the field team, lower pay phone expenses, following the approval of the General Plan of Universalization Goals - PGMU, and contract renegotiations with suppliers and service providers, among other factors.

In the sequential comparison, this line dropped 7.6%, also due to gains related to contract renegotiation with service providers.

Handset Costs/Other (COGS)

Handset costs in Brazilian operations amounted to R$ 34 million in 4Q19, 52.0% less than in 4Q18, mainly due to a decline in the number of handsets sold and strategic changes in the review of the *Oi Pontos* program. In the sequential comparison, handset costs remained stable.

Marketing

Marketing expenses reached R$ 162 million in 4Q19, increasing 13.0% over 4Q18 and 9.8% over 3Q19, mainly due to the Fiber and Post Black Friday campaigns.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 959 million in 4Q19, down 5.0% from 4Q18, as renegotiations with concessionaires and suppliers resulted in lower tower, equipment, satellite and pole rental costs. In the sequential comparison, these expenses fell 10.5%, mainly due to lower satellite rental costs.

Provision for Contingencies

The provision for contingencies in Brazilian operations totaled R$ 30 million in 4Q19, a reduction of 12.6%, or R$ 4.4 million, compared with 4Q18 and 58.1%, or R$ 42 million, compared with 3Q19, mainly due to a decline in the number of new legal proceedings and a gain of 85% in settlements of proceedings related to the judicial recovery, especially in the civil consumer sphere and Small Claims Court (JEC).

Provision for Bad Debt

The provision for bad debt totaled R$ 61 million in 4Q19 (-53.5% y.o.y. and -61.7% q.o.q.). In both comparisons, the decline was mainly due to anti-fraud initiatives, as well as collection efforts, which increased credit recovery in the retail segment, in addition to a credit recovery in the Corporate segment in the states of Rio de Janeiro and Rio Grande do Norte.

EBITDA

Table 7 – EBITDA and EBITDA margin

	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY
Oi S.A.								
Routine EBITDA (R$ million)	**1.016**	**1.257**	**979**	**-19,1%**	**3,8%**	**4.464**	**5.851**	**-23,7%**
Brazil	**1.056**	**1.287**	**1.008**	**-17,9%**	**4,8%**	**4.510**	**5.863**	**-23,1%**
International Operations	-40	-30	-28	-32,2%	-40,3%	-46	-12	-289,7%
Routine EBITDA Margin (%)	**20,7%**	**23,4%**	**19,6%**	**-2,7 p.p.**	**1,1 p.p.**	**22,2%**	**26,5%**	**-4,4 p.p.**
Brazil	**21.7%**	**24.2%**	**20.3%**	**-2.5 p.p.**	**1.4 p.p.**	**22.6%**	**26.8%**	**-4.2 p.p.**
International Operations	-77,6%	-62,8%	-61,4%	-14,8 p.p.	-16,3 p.p.	-24,7%	-5,9%	-18,8 p.p.
IFRS 16 Effects	398	0	395	n.m.	n.m.	1.551	0	-
Routine EBITDA (R$ million) – Ajusted	**1.414**	**1.257**	**1.374**	**12,5%**	**2,9%**	**6.015**	**5.851**	**2,8%**
Non-routine Items (R$ million)	-117	-5.464	-2.821	n.m.	n.m.	-2.118	-5.308	n.m.
EBITDA (R$ million) – Ajusted	**1.298**	**-4.207**	**-1.447**	**130,8%**	**189,7%**	**3.897**	**543**	**617,8%**
Brazil	**1.336**	**-4.177**	**-1.418**	**132,0%**	**194,2%**	**3.941**	**555**	**610,4%**
International Operations	-38	-30	-28	-26,3%	-34,4%	-44	-12	-274,4%
EBITDA Margin (%)	26,4%	-78,4%	-28,9%	104,8 p.p.	55,3 p.p.	19,4%	2,5%	16,9 p.p.

In 4Q19, Consolidated routine EBITDA totaled R$ 1,016 million (-19.1% y.o.y. and +3.8% q.o.q.). In 2019, consolidated routine EBITDA stood at R$ 4,464 million, down 23.7% from 2018.

Routine EBITDA from Brazilian operations amounted to R$ 1,056 million in 4Q19 (-17.9% y.o.y. and +4.8% q.o.q.). The routine EBITDA margin from Brazilian operations was 21.7% (-2.5 p.p. y.o.y. and +1.4 p.p. q.o.q.). In 2019, routine EBITDA from Brazilian operations totaled R$ 4,510 million, a decline of 23.1% from 2018, accompanied by a margin of 22.6%, 4.2 p.p. lower than in 2018.

Routine EBITDA from international operations (Africa and East Timor) came to (R$ -40 million) in the quarter, versus (R$ -30 million) in 4Q18 and (R$ -28 million) in 3Q19. In 2019, routine EBITDA from international operations totaled (R$ -46 million), versus (R$ -12 million) in 2018.

Non-routine items were negative by R$ 117 million in 4Q19 and refer to inventory write-offs due to obsolescence after physical inventory.

Capex

Table 8 – Capex

R$ million	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY
Capex								
Brazil	1.979	2.086	2.060	-5,1%	-4,0%	7.813	6.078	28,6%
International Operations	12	5	5	127,6%	162,3%	29	34	-17,2%
Total	**1.991**	**2.091**	**2.065**	**-4,8%**	**-3,6%**	**7.842**	**6.112**	**28,3%**

The Company's consolidated capex, including international operations, totaled R$ 1,991 million in 4Q19, down 4.8% from 4Q18 and 3.6% lower than in 3Q19. Capex in Brazilian operations amounted to R$ 1,979 million in 4Q19 (-5.1% y.o.y. and -4.0% q.o.q.). In 2019, the Company increased its consolidated capex by 28.3%, to R$ 7,842 million, driven by investments in Brazilian operations, which totaled R$ 7,813 million in the period.

The annual increase in capex in 2019 was mainly due to the acceleration of investments foreseen in the Company's Strategic Plan, focusing on the expansion of FTTH, high-speed broadband and 4G and 4.5G mobile coverage.

Operational Cash Flow (Routine EBITDA – Capex)

Table 9 - Operational Cash Flow

R$ million	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY
Oi S.A.								
Routine EBITDA	1.016	1.257	979	-19,1%	3,8%	4.464	5.851	-23,7%
Capex	1.991	2.091	2.065	-4,8%	-3,6%	7.842	6.112	28,3%
Routine Operational Cash Flow (EBITDA - Capex)	**-975**	**-834**	**-1.086**	**16,9%**	**-10,3%**	**-3.378**	**-261**	**1193,8%**
IFRS 16 Effects	398	0	395	-	-	1.551	0	-
Routine Operational Cash Flow (EBITDA - Capex) - Ajusted	**-577**	**-834**	**-691**	**-30,8%**	**-16,5%**	**-1.827**	**-261**	**599,9%**

Table 10 - Operational Cash Flow from Brazilian Operations

R$ million	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY
Oi S.A.								
Routine EBITDA	1.056	1.287	1.008	-17,9%	4,8%	4.510	5.863	-23,1%
Capex	1.979	2.085	2.060	-5,1%	-4,0%	7.813	6.078	28,6%
Routine Operational Cash Flow (EBITDA – Capex)	**-922**	**-798**	**-1.053**	**15.6%**	**-12.4%**	**-3.303**	**-215**	**1438.1%**
IFRS 16 Effects	396	0	395	-	-	1.548	0	-
Routine Operational Cash Flow (EBITDA – Capex) - Ajusted	**-526**	**-798**	**-658**	**-34,1%**	**-20,0%**	**-1.755**	**-215**	**717,0%**

Consolidated routine operational cash flow (routine EBITDA minus capex) was negative by R$ 975 million in 4Q19, while routine operational cash flow in Brazilian operations was negative by R$ 922 million, mainly due to acceleration of investments and lower revenues, which impacted EBITDA, as mentioned in the Revenues and Capex sections.

Depreciation/Amortization

Table 11 – Depreciation and Amortization

R$ million	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY
Depreciation and Amortization								
Total	**1.458**	**1.486**	**1.510**	**-1,9%**	**-3,4%**	**5.927**	**5.811**	**2,0%**
IFRS 16 Effects	245	0	242	-	-	947	0	-
Total - Ajusted	**1.703**	**1.486**	**1.510**	**14,6%**	**-2,8%**	**6.874**	**5.811**	**2,0%**

Depreciation and amortization expenses totaled R$ 1,458 million in 4Q19 (-1.9% y.o.y. and -3.4% q.o.q.). In 2019, depreciation and amortization expenses moved up 2.0% over 2018.

Financial Results

Table 12 – Financial Result (Oi S.A. Consolidated)

R$ million	4Q19	4Q18	3Q19	2019	2018
Oi S.A. Consolidated					
Net Interest (on fin. investments and loans and financing)	-363	-286	-386	-1.379	2.110
Amortization of fair value adjustment	-197	-202	-294	-910	-760
Net FX Result (on fin. investments and loans and financing)	259	235	-645	-358	-1.094
Other Financial Income / Expenses	-1.618	-663	-810	-2.514	26.353
Net Financial Income (Expenses)	**-1.920**	**-916**	**-2.135**	**-5.161**	**26.609**
IFRS 16 Effects	-239	0	-241	-949	0
Net Financial Income (Expenses) - Ajusted	**-2.158**	**-916**	**-2.376**	**-6.110**	**26.609**

Oi S.A. recorded a consolidated net financial expense of R$ 2,158 million in 4Q19, versus net financial expenses of R$ 2,376 million in 3Q19 and R$ 916 million in 4Q18.

The sequential decline was mainly due to the 3.2% appreciation of the real against the dollar, versus an 8.7% depreciation in the previous quarter. The favorable behavior of the exchange rate offset an increase of R$ 808 million in expenses under the "Other Financial Income/Expenses" line in the quarter, mainly due to higher monetary restatement of labor and civil consumer contingencies. The "Net Interest" line fell slightly, following the decline in the CDI rate.

The year-on-year upturn was mainly driven by the R$ 955 million increase in the "Other Financial Income/Expenses" line in 4Q19, chiefly due to higher expenses arising from the monetary restatement of contingencies and lower revenues, as a result of a one-off recovery of expenses in 4Q18.

In the annual comparison, we saw a reversal from financial income in 2018 to a financial expense in 2019. It is worth noting that, in 2018, novated debt started accruing interest as of February 5, unlike in 2019, when the financial results applied to the 12 months and reflected the Company's usual activities. There were also gains related to haircut and adjustment to present value represented by this novated debt, in line with the Company's Judicial Reorganization Plan.

Net Earnings (Loss)

Table 13 – Net Earnings (Loss) (Oi S.A. Consolidated)

R$ million	4Q19	4Q18	3Q19	YoY	QoQ	2019	2018	YoY
Net Earnings (Loss)								
Earnings before interest and taxes (EBIT)	-558	-5.694	-3.352	n.m.	n.m.	-3.561	-5.268	-32,0%
Financial Results	**-1.920**	**-916**	**-2.135**	**n.m.**	**-10,1%**	**-5.161**	**26.609**	**n.m.**
Income Tax and Social Contribution	**282**	**3.267**	**-209**	**n.m.**	**n.m.**	**-8**	**3.275**	**n.m.**
Net Income (Loss) from Continuing Operations	**-2.195**	**-3.343**	**-5.695**	**-34,3%**	**-61,5%**	**-8.749**	**24.616**	**n.m.**
Consolidated Net Income (Loss)	**-2.195**	**-3.343**	**-5.695**	**-34,3%**	**-61,5%**	**-8.749**	**24.616**	**n.m.**
IFRS 16 Effects	-86	0	-88	-	-	-346	0	-
Consolidated Net Income (Loss) - Ajusted	**-2.281**	**-3.343**	**-5.784**	**-31,8%**	**-60,6%**	**-9.095**	**24.616**	**n.m.**
attributable to owners of the Company	-2.263	-3.359	-5.747	-32,6%	-60,6%	-9.000	24.591	n.m.
attributable to non-controlling interests	-18	15	-37	n.m.	-50,2%	-95	24	n.m.

The Company's operating earnings (loss) before the financial result and taxes (EBIT) came to a loss of R$ 558 million in 4Q19, versus a loss of R$ 5,694 million in 4Q18 and a loss of R$ 3,352 million in 3Q19. The Company recorded a net financial expense of R$ 1,920 million and a positive result of R$ 282 million in the Income Tax and Social Contribution line, giving a consolidated net loss of R$ 2,195 million. Considering the effects of IFRS 16, the consolidated net loss totaled R$ 2,281 million.

Debt & Liquidity

Table 14 – Debt

R$ Million	Dec/19	Dec/18	Sep/19	% Gross Debt
Debt				
Short Term	326	673	139	1,8%
Long Term	17.900	15.777	17.766	98,2%
Total Debt	**18.227**	**16.450**	**17.905**	**100,0%**
In Local Currency	8.705	7.633	8.461	47,8%
In Foreign Currency	9.521	8.817	9.444	52,2%
Swaps	0	0	0	0,0%
(-) Cash	-2.300	-4.624	-3.192	-12,6%
(=) Net Debt	**15.927**	**11.826**	**14.713**	**87,4%**

Oi S.A. ended 4Q19 with consolidated gross debt of R$ 18,227 million, an increase of 1.8%, or R$ 321 million, over 3Q19 and 10.8%, or R$ 1,777 million, over 4Q18. In both periods, the increase was due to interest accrual and amortization of the present value adjustment. In the sequential comparison, the real appreciated 3.2% against the dollar, resulting in financial income from FX variation, which partially offset these expenses. The annual increase was also fueled by the 4% depreciation of the real against the dollar. It is worth noting that the Company amortized R$ 1.04 billion in debt (mainly interest) in 2019.

In December, around 52.2% of fair value debt was denominated in foreign currency. The consolidated average term of debt remained at approximately 11 years at the end of the period.

The Company closed 4Q19 with a consolidated cash position of R$ 2,300 million, a decline of R$ 892 million in the period. Cash consumption was once again lower than in the previous quarter (R$1.1 billion), maintaining high capex, in line with the Company's Strategic Plan. As a result, net debt totaled R$ 15,927 million in 4Q19. As subsequent events, Oi secured funding to maintain the Company's capex strategy through the completion of the sale of Unitel, its main non-core asset, for more than R$ 4.0 billion and the issue of a private debenture totaling R$ 2.5 billion.

Table 15 – Cash Position (Brazilian Operations)

R$ Million

3Q19 Cash Position	3.192
Routine EBITDA	1.056
Capex	-1.979
Working capital	-110
Anatel Taxes	0
Judicial Deposits + Taxes	119
Financial operations	-271
Payments to Creditors JR	0
Deal Unitel [1]	292
4Q19 Cash Position	**2.300**

(1) Receipt of dividends, as part of the agreement for the sale of the interest in Unitel.

Table 16 – Gross Debt Breakdown

R$ Million

Gross Debt Breakdown – 4Q19	Face Value	Fair Value Adjustment	Fair Value
BNDES	3.947	-	3.947
Local Banks	9.182	(4.445)	4.737
ECAs	6.726	(4.137)	2.589
Qualified Bonds	6.981	(753)	6.227
Facility "Non Qualified"	360	(130)	230
General Offering	4.446	(3.937)	509
Other	(14)	-	(14)
Total Gross Debt	**31.628**	**(13.401)**	**18.227**

Table 18 – Statement of Operations (Oi S.A. Consolidated)

R$ million	4Q19	IFRS 16	4Q19 (IFRS 16)	2019	IFRS 16	2019 (IFRS 16)
Net Operating Revenues	**4.914**	**0**	**4.914**	**20.136**	**0**	**20.136**
Operating Costs and Expenses	**-4.014**	**398**	**-3.616**	**-17.790**	**1.551**	**-16.240**
Personnel	-710	-	-710	-2.529	-	-2.529
Interconnection	-136	-	-136	-487	-	-487
Third-Party Services	-1.504	-	-1.504	-6.031	-	-6.031
Network Maintenance Service	-232	-	-232	-1.014	-	-1.014
Handset Costs/Other (COGS)	-39	-	-39	-171	-	-171
Marketing	-163	-	-163	-497	-	-497
Rent and Insurance	-960	398	-562	-4.126	1.551	-2.576
Provision for Contingencies	-30	-	-30	-216	-	-216
Provision for Bad Debt	-62	-	-62	-489	-	-489
Taxes and Other Revenues (Expenses)	-177	-	-177	-2.229	-	-2.229
EBITDA	**900**	**398**	**1.298**	**2.346**	**1.551**	**3.897**
Margin %	18.3%	n.m.	26.4%	11.7%	n.m.	19.4%
Depreciation and Amortization	-1.458	-245	-1.703	-5.927	-947	-6.874
EBIT	**-558**	**153**	**-405**	**-3.581**	**603**	**-2.977**
Financial Expenses	-1.752	-239	-1.991	-7.823	-949	-8.772
Financial Income	-167	0	-167	2.662	0	2.662
Net Earnings (Loss) Before Tax and Social Contribution	**-2.478**	**-86**	**-2.563**	**-8.741**	**-346**	**-9.087**
Income Tax and Social Contribution	282	-	282	-8	-	-8
Consolidated Net Earnings (Loss)	**-2.195**	**-86**	**-2.281**	**-8.749**	**-346**	**-9.095**
Margin %	-44.7%	n.m.	-46.4%	-45.2%	n.m.	-45.2%

Table 19 – Balance Sheet (Oi S.A. Consolidated)

R$ million	12/31/2019	IFRS 16	12/31/2019 (IFRS 16)	09/30/2019	12/31/2018
TOTAL ASSETS	**63.986**	**7.906**	**71.892**	**72.867**	**65.438**
Current	**17.993**	**0**	**17.993**	**20.155**	**21.314**
Cash and cash equivalents	2.082	0	2.082	2.979	4.385
Financial Investments	184	0	184	179	202
Derivatives	0	0	0	0	0
Accounts Receivable	6.335	0	6.335	6.616	6.517
Inventories	327	0	327	319	318
Recoverable Taxes	543	0	543	493	621
Other Taxes	1.089	0	1.089	1.477	803
Assets in Escrow	1.514	0	1.514	1.521	1.716
Held-for-sale Assets	4.391	0	4.391	4.870	4.923
Other Current Assets	1.528	0	1.528	1.702	1.829
Non-Current Assets	**45.993**	**7.906**	**53.899**	**52.712**	**44.124**
Long Term	10.856	0	10.856	11.146	8.632
.Other Taxes	2.996	0	2.996	3.063	716
.Financial Investments	34	0	34	36	37
.Assets in Escrow	6.651	0	6.651	6.956	7.019
.Other	1.176	0	1.176	1.092	860
Investments	134	0	134	118	118
Property Plant and Equipment	31.005	7.906	38.911	38.506	28.426
Intagible Assets	3.998	0	3.998	2.942	6.948

R$ million	12/31/2019	IFRS 16	12/31/2019 (IFRS 16)	09/30/2019	12/31/2018
TOTAL LIABILITIES	**63.986**	**7.906**	**71.892**	**72.867**	**65.438**
Current	**10.326**	**1.510**	**11.836**	**11.923**	**10.688**
Suppliers	5.694	0	5.694	5.900	5.226
Leases	0	1.510	1.510	1.506	0
Loans and Financing	326	0	326	139	873
Payroll and Related Accruals	853	0	853	942	907
Provisions	548	0	548	515	681
Pension Fund Provision	0	0	0	0	0
Payable Taxes	67	0	67	47	27
Other Taxes	887	0	887	956	1.034
Dividends Payable	6	0	6	6	6
Liabilities associated to held-for-sale assets	494	0	494	526	527
Authorizations and Concessions Payable	69	0	69	39	86
Other Accounts Payable	1.492	0	1.492	1.346	1.522
Non-Current Liabilities	**35.619**	**6.640**	**42.259**	**40.862**	**31.854**
Suppliers	3.293	0	3.293	3.255	3.593
Leases	0	6.640	6.640	6.725	0
Loans and Financing	17.900	0	17.900	17.766	15.777
Payable and Deferred Taxes	0	0	0	177	0
Other Taxes	1.224	0	1.224	690	629
Contingency Provisions	4.704	0	4.704	4.600	4.358
Pension Fund Provision	633	0	633	621	579
Other Accounts Payable	7.865	0	7.865	7.028	6.917
Shareholders' Equity	**18.041**	**-244**	**17.797**	**20.081**	**22.896**

Please note

The main tables in this Earnings Release will be available in Excel format in the "Financial Information/Quarterly Reports" section of the Company's website (www.ri.oi.com.br/).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company's website: http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

Subsequent Events

- On January 24, 2020, Oi published a Material Fact announcing to its shareholders and the market in general the completion of the sale of interest at Unitel S.A. The Company transferred all its shares issued by the Portuguese holding company PT Ventures SGPS S.A. to the Angolan company "Sonangol". PT Ventures is a company organized under Portuguese law, holding shares in two Angolan companies, Unitel S.A. (25%) and Multitel - Serviços de Telecomunicações Lda. (40%), as well as rights to dividends declared by Unitel S.A., which are due and payable, and the rights arising from the final award rendered by the arbitral tribunal under the Rules of Arbitration of the International Chamber of Commerce ("ICC") in the arbitration initiated by PT Ventures against the other shareholders of Unitel S.A., as described in the Material Fact disclosed by the Company on February 28, 2019. The aggregate transaction amount is US$ 1 billion.

- On January 31, 2020, Oi published a Material Fact informing its shareholders and the market in general that, in accordance with the "Transition Term" approved by the Judicial Reorganization Court, Mr. Eurico de Jesus Teles Neto tendered his resignation to the position of Chief Executive Officer of the Company and Oi's Board of Directors unanimously elected Mr. Rodrigo Modesto de Abreu to assume the position of Chief Executive Officer of the Company, pursuant to the formal notice provided to the Office of the Public Prosecutor of the State of Rio de Janeiro and the Judicial Reorganization Court.

- On February 4, 2020, the Company announced to the market, further to the Material Fact disclosed on December 23, 2019, the completion of the subscription and payment of the first issue of a single series of non-convertible secured *in rem* debentures with additional personal guarantee of its subsidiary Oi Móvel S.A. - In Judicial Reorganization in a private placement in the amount of R$ 2.5 billion, pursuant to Clause 5.3 of the Judicial Reorganization Plan.

- On February 5, 2020, the Company announced to the market that its management had hired Lazard as its financial advisor, to prospect and structure transactions involving alternatives that help secure its investment plan and accelerate the expansion of its fiber projects. Lazard and Bank of America Merrill Lynch, which continues to support Oi in the process of divesting certain non-core assets, will work in a coordinated manner to evaluate strategic alternatives involving fiber and other Oi assets, with the objective of maximizing value creation and expanding the sources of financing for the implementation of the Company's investment plan and fiber expansion.

- On February 10, 2020, the Company announced to the market that it had been informed of a decision rendered by the Board of Directors of the National Telecommunications Agency (Conselho Diretor da Agência Nacional de Telecomunicações – Anatel), which suspended the special monitoring that had been carried out until that date based on Appellate Decision number 226, dated May 3, 2019, because it considered that the short-term liquidity risk of the Company and its subsidiaries had been remedied.

- On February 26, 2020, further to the Notice to the Market dated January 30, 2020, the Company informed its shareholders and the market in general of the completion of the sale of its property located at Rua General Polidoro nº 99, Botafogo, in the city of Rio de Janeiro, for R$ 120.5 million, proceeding with the sale of non-core assets, in line with the Judicial Reorganization Plan and the Company's Strategic Plan.

- On March 6, 2020, the Company published a Material Fact announcing that the Judicial Reorganization Court rendered a judgment granting the Company's request to hold a new General Creditors' Meeting to resolve on an amendment to the ratified Judicial Reorganization Plan in order to increase operational and financial flexibility, allowing it to move forward with its investment project and complete its strategic transformation process, both extensively disseminated to the market.

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company must notify Brazilian Securities and Exchange Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its shares, or of rights over those shares or other securities that it has issued.

Table 20 – Shares of the Company's Capital Stock

	Capital	Treasury	Free-Float[1]
Common	5.796.477.760	30.595	5.796.441.255
Preferred	157.727.241	1.811.755	155.915.462
Total	**5.954.205.001**	**1.842.350**	**5.952.356.717**

Shareholding position as of 12/31/2019
(1) Outstanding shares do not consider shares held in treasury or shares held by members of the Board of Directors and the Executive Board.

DISCLAIMER

Rio de Janeiro, March 25, 2019. This report includes consolidated financial and operating data for Oi S.A. - Under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") and its direct and indirect subsidiaries as of December 31, 2019 In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS). Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as "projects", "estimates", "anticipates", "expects", "plans", "hopes" and so on is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Investor Relations

Marcelo Ferreira	+55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bruno Nader	+55 (21) 3131-1629	bruno.nader@oi.net.br